UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2016

FMC Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-16489	36-4412642
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5875 N. Sam Houston Parkway W., Houston, TX	77086
(Address of Principal Executive Offices)	(Zip Code)

(281) 591-4000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On May 18, 2016, FMC Technologies, Inc. (the “Company”), and FMC Technologies SIS Limited, a private limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of the Company (“Topco”), entered into a binding memorandum of understanding (the “MOU”) with Technip S.A., a French société anonyme (“Technip”). The MOU provides that, subject to completion of certain employee consultation procedures required under applicable law and certain other customary conditions, the parties to the MOU will enter into a definitive business combination agreement, attached as an exhibit to the MOU (the “Business Combination Agreement”), providing for a business combination among the Company, Topco and Technip on the terms contained in the Business Combination Agreement.

Under the MOU, Technip has agreed to commence, within eight business days of the execution of the MOU, the employee consultation process required under applicable law to obtain opinions of the applicable works councils. Subject to the conditions set forth in the MOU, the parties to the MOU will execute and deliver the Business Combination Agreement within two business days following the completion of (i) the “employee consultation period” and (ii) the expiration of a subsequent five-day period during which the parties may consider the opinions rendered by the works councils. The employee consultation period ends on the earlier of the date on which the final opinion is rendered or deemed rendered by the applicable works councils and September 30, 2016.

The representations and warranties contained in the Business Combination Agreement are incorporated, and were made as of the date of entry, into the MOU. In addition, the MOU incorporates certain covenants contained in the Business Combination Agreement, including, among others, covenants relating to the conduct of the parties’ respective businesses between the date of entry into the MOU and the consummation of the transactions contemplated by the Business Combination Agreement, as well as customary covenants that restrict each party’s ability to solicit, or enter into negotiations with respect to, competing proposals, in each case subject to certain exceptions.

The MOU provides for certain termination rights, including, among others, the ability of the Company or Technip to terminate the MOU if (i) either party’s board of directors changes its recommendation with respect to the proposed transaction under certain specified circumstances or (ii) the other party breaches its representations, warranties or covenants contained in the MOU (subject to customary materiality thresholds and cure periods). Under certain circumstances in connection with the termination of the MOU, including if the MOU is terminated because the Company’s board of directors changes its recommendation with respect to the proposed transaction, the Company will be required to pay Technip a termination fee of $250 million, and under other circumstances, including if the MOU is terminated because the Technip board of directors changes its recommendation with respect to the proposed transaction, Technip will be required to pay the Company a termination fee of $250 million. Additionally, Technip may terminate the MOU if Technip receives an opinion of a works council in opposition to the proposed transactions, provided that Technip then reimburses or causes to be reimbursed certain expenses of the Company and Topco.

The foregoing description of the MOU and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the MOU, a copy of which is filed herewith as Exhibit 2.1 and is hereby incorporated by reference herein.

Business Combination Agreement

The Business Combination Agreement provides for (i) the merger of Technip with and into Topco (the “Technip Merger”), with Topco surviving the merger, and immediately thereafter, (ii) the merger of a wholly owned indirect subsidiary of Topco (“Merger Sub”) with and into the Company (the “Company Merger” and, together with the Technip Merger, the “Mergers”), with the Company surviving as a wholly owned subsidiary of Topco, in each case subject to the terms and conditions of the Business Combination Agreement. At the effective time of the Technip Merger, each issued and outstanding ordinary share of Technip (the “Technip Shares”), other than Technip Shares owned by Technip or its wholly owned subsidiaries, will be converted into the right to receive two ordinary shares of Topco (“Topco Shares”). At the effective time of the Company Merger, each share of common stock of the Company (each, a “Company Share”), other than Company Shares owned by the Company, Topco, Merger Sub or their respective wholly owned subsidiaries, will be converted into the right to receive one Topco Share. Topco will apply to list the Topco Shares to be issued in the Mergers on the New York Stock Exchange (the “NYSE”) and the regulated market of Euronext Paris (“Euronext”). Based on the respective capitalization of Technip and the Company as of the date hereof, following consummation of the Mergers, former Technip stockholders will own approximately 50.9 percent of Topco and former stockholders of the Company will own approximately 49.1 percent of Topco, on a fully diluted basis.

Closing of the Mergers is subject to certain conditions, including (i) receipt of Company and Technip stockholder approvals, (ii) clearance from certain competition and foreign investment authorities in the areas where the companies operate, including the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) clearance from the French Ministry for Economy, Industry and the Digital Sector, (iv) the absence of any law, injunction, order or other judgment prohibiting the Mergers, (v) effectiveness of a registration statement for the Topco Shares to be issued in the Mergers and approval of an admissions prospectus by a competent regulator in the United Kingdom or France relating to such shares, (vi) NYSE and Euronext listing approval for Topco Shares, (vii) the expiration of a one-month Technip creditor opposition period, (viii) subject to customary materiality exceptions, the accuracy of the other party’s representations and warranties and performance by the other party of its obligations under the Business Combination Agreement, and (ix) delivery of pre-merger compliance certificates to the High Court of England and Wales and the Registrar of Companies in Paris.

The Business Combination Agreement contains customary representations and warranties of the parties. In addition, the Business Combination Agreement contains certain customary covenants regarding the operation of the Company’s and Technip’s respective businesses during the period prior to the closing of the Mergers, including, among others, limitations on their respective ability to (i) issue or grant shares of capital stock or other equity interests; (ii) acquire shares of their capital stock or other equity interests and (iii) incur new indebtedness, in each case subject to certain exceptions contained in the Business Combination Agreement. The Business Combination Agreement also includes customary covenants that restrict each party’s ability to solicit, or enter into negotiations with respect to, competing proposals, in each case subject to certain exceptions contained in the Business Combination Agreement.

The Company or Technip may each terminate the Business Combination Agreement under certain circumstances, including, among others, where the other party breaches its representations, warranties or covenants contained in the Business Combination Agreement (subject to customary materiality thresholds and cure periods) or where either party has not received from their counsel a tax opinion relating to how Topco should be treated for United States tax purposes in connection with the proposed transaction. In connection with the termination of the Business Combination Agreement under specified circumstances, the Company or Technip may be required to pay the other party a termination fee of $250 million or may be required to reimburse the other party for its out-of-pocket expenses incurred in connection with the Business Combination Agreement. Each party’s board of directors may change its recommendation with respect to the proposed transaction (subject to the other party’s right to terminate the Business Combination Agreement following such change in recommendation) in response to a superior proposal or an intervening event if its board of directors determines that the failure to do so would be inconsistant with its fiduciary duties under applicable law, in each case after satisfying requirements to notify and negotiate with the other party prior to making such change in recommendation.

Following the closing, the Topco board will initially be comprised of 14 directors, consisting of 7 individuals designated by the Company prior to closing, of which 6 of whom will qualify as an “independent director” under the applicable rules of the NYSE and 7 individuals designated by Technip prior to closing, of which 6 of whom will qualify as an “independent director” under the applicable rules of the NYSE. Upon closing, (i) Doug Pferdehirt will serve as the Chief Executive Officer of Topco, (ii) Thierry Pilenko will serve as the Executive Chair of Topco, (iii) the Company will designate the chairman of each of the nominating and corporate governance committee and the compensation committee, (iv) Technip will designate the chairman of each of the audit committee and the strategy committee, and (v) each committee of the board will have an equal number of Company and Technip directors. The Company and Technip have agreed that the name of Topco will be changed to TechnipFMC plc prior to closing.

The foregoing description of the Business Combination Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, (i) the full text of the Form of Business Combination Agreement, a copy of which is attached as Exhibit 2.2 herewith and is hereby incorporated by reference herein, (ii) the full text of the Form of Topco Articles of Association, a copy of which is attached as Exhibit 2.3 herewith and is hereby incorporated by reference herein and (iii) the full text of the Form of Topco Corporate Governance Guidelines, a copy of which is attached as Exhibit 2.4 herewith and is hereby incorporated by reference herein.

The MOU included as Exhibit 2.1 hereto (including the Business Combination Agreement included as Exhibit 2.2 hereto, the Form of Topco Articles of Association included as Exhibit 2.3 hereto and the Form of Topco Corporate Governance Guidelines included as Exhibit 2.4 hereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to the Company, Topco or Technip. There are representations and warranties contained in the MOU and the Business Combination Agreement that were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of the MOU and the Business Combination Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of the MOU, which subsequent information may or may not be reflected in the Company’s public disclosures. Investors should read the MOU and the Business Combination Agreement with the other information concerning the Company that it publicly files in reports and statements with the United States Securities and Exchange Commission.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On May 18, 2016, C. Maury Devine, a member of the Company’s board of directors (the “Board”), Nominating and Governance Committee and Chair of the Audit Committee, tendered her resignation as a director of the Company, effective immediately. Ms. Devine is currently a member of Technip’s board of directors and serves as its lead director, and will continue to serve in those roles. Ms. Devine recused herself from the Company’s and Technip’s deliberations with respect to the Mergers. Ms. Devine’s decision to resign was to avoid her continued inability to participate fully as a member of both boards during the remainder of the transaction process in connection with the Mergers. As of the effective date of Ms. Devine’s resignation, the Board has reduced the size of the Board to 11 directors. Kay G. Priestly has been appointed to serve as the Company’s Audit Committee Chair.

Item 8.01	Other Events.

On May 19, 2016, the Company and Technip issued a joint news release announcing they had entered into the MOU. A copy of such joint news release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how Topco should be treated for United States tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in United States federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Topco is a foreign corporation for United States federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by the Company and Topco with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip’s annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Topco will file with the SEC a registration statement on Form S-4, which will include the proxy statement of the Company that also constitutes a prospectus of Topco (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TECHNIP, TOPCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on the Company’s website at www.fmctechnologies.com (for documents filed with the SEC by the Company) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TECHNIP, TOPCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

Topco will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TECHNIP, TOPCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from Topco when available.

Participants in the Solicitation

The Company, Technip, Topco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of the Company and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Memorandum of Understanding, dated as of May 18, 2016, by and among FMC Technologies, Inc., FMC Technologies SIS Limited and Technip S.A.

2.2	Form of Business Combination Agreement

2.3	Form of Topco Articles of Association

2.4	Form of Topco Corporate Governance Guidelines

99.1	News release jointly issued by FMC Technologies, Inc. and Technip S.A. on May 19, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FMC TECHNOLOGIES, INC.

Dated: May 19, 2016	By:	/s/ Dianne B. Ralston
	Name:	Dianne B. Ralston
	Title	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Memorandum of Understanding, dated as of May 18, 2016, by and among FMC Technologies, Inc., FMC Technologies SIS Limited and Technip S.A.*

2.2	Form of Business Combination Agreement*

2.3	Form of Topco Articles of Association*

2.4	Form of Topco Corporate Governance Guidelines*

99.1	News release jointly issued by FMC Technologies, Inc. and Technip S.A. on May 19, 2016*

*	Filed herewith